

December 14, 2021

Julia Otey-Raudes
Chief Executive Officer
Eco Innovation Group, Inc.
16525 Sherman Way, Suite C-1
Van Nuys, California 91406

      Re: Eco Innovation Group, Inc.
          Offering Statement on Form 1-A
          Filed December 9, 2021
          File No. 024-11749

Dear Ms. Otey-Raudes:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Alan T. Hawkins